                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                (Amendment No. )

                    Under the Securities Exchange Act of 1934

                           NORD RESOURCES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    655555100
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                                  CUSIP Number

                                 Stephen Seymour
                                  Ronald Hirsch
                                c/o Ronald Hirsch
                               223 North Guadalupe
                                    PMB #153
                               Santa Fe, NM 87501
                               TEL: (505) 995-8170

                       WITH A COPY TO: Charles J. Rennert
                   Berman Wolfe Rennert Vogel & Mandler, P.A.
                      100 Southeast 2nd Street, 35th Floor
                                 Miami, FL 33131
                               TEL: (305) 577-4171
                               FAX: (305) 373-6036
                   ------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                October 11, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 28)

                                  SCHEDULE 13D

CUSIP NO.  655555100                                                PAGE 2 OF 28
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(1)      Names of Reporting Persons and SS or IRS Identification No. of above
         Person:
         STEPHEN SEYMOUR
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box If a Member of a Group:   (A)  [ ]  (B)  [ ]
         -----------------------------------------------------------------------

(3)      SEC Use Only:

         -----------------------------------------------------------------------

(4)      Source of Funds:
         PF
         -----------------------------------------------------------------------

(5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization:
         United States of America
         -----------------------------------------------------------------------

         Number of         (7)    SOLE VOTING POWER: 0
         Shares                   ----------------------------------------------
         Beneficially
         Owned by Each     (8)    SHARED VOTING POWER: 93,052
         Reporting                ----------------------------------------------
         Person With:
                           (9)    SOLE DISPOSITIVE POWER: 0
                                  ----------------------------------------------

                          (10)    SHARED DISPOSITIVE POWER: 93,052
                                  ----------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         93,052 shares of Common Stock
         -----------------------------------------------------------------------

(12)     Check Box If Aggregate Amount in Row (11) Excludes Certain Shares:  [ ]
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11):
         .56%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person:
         IN
         -----------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  655555100                                                PAGE 3 OF 28
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(1)      Names of Reporting Persons and SS or IRS Identification No. of above
         Person:
         Ronald Hirsch
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box If a Member of a Group: (A) [ ] (B) [ ]
         -----------------------------------------------------------------------

(3)      SEC Use Only:

         -----------------------------------------------------------------------

(4)      Source of Funds:
         PF
         -----------------------------------------------------------------------

(5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization:
         United States of America
         -----------------------------------------------------------------------

         Number of           (7)    SOLE VOTING POWER: 771,400
         Shares                     --------------------------------------------
         Beneficially
         Owned by Each       (8)    SHARED VOTING POWER: 0
         Reporting                  --------------------------------------------
         Person With:
                             (9)    SOLE DISPOSITIVE POWER: 771,400
                                    --------------------------------------------

                            (10)    SHARED DISPOSITIVE POWER: 0
                                    --------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         771,400 shares of Common Stock
         -----------------------------------------------------------------------

(12)     Check Box If Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11):
         4.67%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person:
         IN
         -----------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  655555100                                                PAGE 4 OF 28
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Item 1.       SECURITY AND ISSUER

              This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Shares"), of Nord Resources Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 201 Third Street NW, 7e 1750, Albuquerque, New Mexico 87102.

Item 2.       IDENTITY AND BACKGROUND

              (a)     This statement is being filed by:

                      (1)      Stephen Seymour (an individual).

                      (2)      Ronald Hirsch (an individual).

              (b)     The business address of:

                      (1) Stephen Seymour is 2201 Old Court Rd., Baltimore, MD 21208.
                      (2) Ronald Hirsch is 223 North Guadalupe, PMB #153, Santa Fe, NM 87501.

              (c)     The principal occupation of:

                      (1)      Stephen Seymour is an investor.
                      (2)      Ronald Hirsch is an investor.

              (d) During the last five years, neither Mr. Seymour nor Mr. Hirsch has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

              (e) During the last five years, neither Mr. Seymour nor Mr. Hirsch has been a party to a civil proceeding of a judicial or administrative body or as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to federal or state securities laws or finding any violations with respect to such laws.

              (f) Each of Messrs. Seymour and Hirsch are United States citizens.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The aggregate amount of funds expended to date by all the persons listed in this Schedule 13D for the Shares of the Issuer owned by them, exclusive of commissions paid to brokers, is approximately $480,000 which was obtained from their personal funds.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                                PAGE 5 OF 28
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Item 4.       PURPOSE OF THE TRANSACTION

              On May 18, 2000 Messrs. Hirsch and Seymour, along with Ray Jenner, filed jointly a Schedule 13D (the "13D"). All terms not otherwise defined herein shall have the meanings ascribed to them in the 13D. The 13D, among other things, disclosed the filing of the Complaint and the possibility that Messrs, Jenner, Hirsch and Seymour may seek representation on the Board of Directors of the Issuer and that they may seek to change the number or term of directors and may solicit proxies to obtain such representation.

              Without admitting or denying any allegations of liability, fault or wrongdoing on the part of any party thereto, on September 6, 2000, Messrs. Jenner, Seymour and Hirsch and the Defendants and the Issuer entered into a Settlement Agreement and Mutual Releases (the "Settlement Agreement"), a copy of which is attached to this Schedule 13D as EXHIBIT 4. The Settlement Agreement became effective on September 7, 2000, upon its approval by the Court overseeing the Complaint, as evidenced by the Final Judgment of the United States District Court for the District of New Mexico, a copy of which is attached to this
Schedule 13D as EXHIBIT 5.

              Under the terms of the Settlement Agreement, the parties thereto waived, released and discharged any and all claims against each other arising out of or relating to the activities alleged in the Complaint. Under the Settlement Agreement, Messrs. Jenner, Seymour and Hirsch dismissed the Complaint with prejudice.

              In exchange for such consideration by Messrs. Jenner, Seymour and
Hirsch: (1) Edgar Cruft, Terrence Lang and Leonard Lichter voluntarily resigned as members of the Issuer's Board of Directors; (2) Mr. Hirsch was appointed to the Issuer's Board of Directors; (3) Cruft, Lang, Lichter, Askew and Waldron agreed to relinquish all their stock options in the Issuer without payment or any other form of compensation; and (4) the Issuer agreed to reimburse Jenner, Seymour and Hirsch for fees, expenses and costs incurred in connection with the Complaint and the Schedule 13D in an amount not to exceed $100,000.00.

              Additionally, under the Settlement Agreement, the Issuer shall no longer pay fees and expenses related to Edgar Cruft's activities for or on behalf of the Issuer. Further, Lichter agreed, on behalf of Spitzer & Feldman, that the Issuer will not be responsible for paying any fees rendered or costs incurred by Lichter and/or Spitzer & Feldman in connection with the Complaint and/or the Schedule 13D, whether billed or unbilled. Lichter also remitted to the Issuer all payments previously collected by Spitzer & Feldman from or on behalf of the Issuer in connection with the Complaint and/or the Schedule 13D.

              The Settlement Agreement does not change the obligations of the Issuer under the trusts or cause the acceleration of any other of the Issuer's obligation pertaining to retirement benefits for Cruft, Lang and Richard Steinberger, who agreed to waive any such obligations or requirements.

              As of October 11, 2000, the date the appeals period expired on the effectiveness of the Settlement Agreement, Messrs. Seymour and Hirsch are no longer acting as a group with anyone with respect to the Issuer. Messrs. Seymour and Hirsch no longer have the intent to seek to remove and replace certain members of the Board of Directors of the Issuer, nor do they have the collective

                                  SCHEDULE 13D

CUSIP NO.  655555100                                                PAGE 6 OF 28
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intent to seek representation on the Board of Directors of the Issuer or change the number or term of directors. Mr. Hirsch currently serves as a member of the Issuer's Board of Directors.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on November 6, 2000, pursuant to Rule 13d-3, the persons filing this Schedule 13D may be deemed to beneficially own the following number of Shares outstanding of the Issuer:

                    NAME               NO. OF SHARES    PERCENT OF OUTSTANDING

                    Stephen Seymour        93,052               .56%

                    Ronald Hirsch         771,400              4.67%

         (b) Mr. Hirsch may be deemed to have sole voting and dispositive power of the Shares of the Issuer beneficially owned by him. Mr. Seymour may be deemed to have shared voting power and shared dispositive power over 93,052 shares of the Issuer. In connection with this shared voting and shared dispositive power, Mr. Seymour is a trustee of two separate trusts, which trusts hold 64,595 shares of the Issuer. Separate from the trusts, Mr. Seymour together with his wife Sharon Seymour JTWROS, owns 28,457 shares of the Issuer.

         (c) Neither Messrs. Seymour nor Hirsch have transacted in Shares during the 60 days preceding the date of this filing.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares issuable by the Issuer.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None of the persons filing this Schedule is party to any agreement with respect to any securities of the Issuer, including agreements with respect to the transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                                PAGE 7 OF 28
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Item 7.   MATERIAL TO BE FILED AS EXHIBITS

              Exhibit 1. Verified Complaint for Breach of Fiduciary Duties, Misrepresentations and Unfair Trade Practices (Case No. D-0101-CV-2000-1096).**

              Exhibit 2. Letter dated May 3, 2000 from Ronald Hirsch to the Issuer.**

              Exhibit 3. Joint Filing Agreement, dated November 6, 2000, between Stephen Seymour, and Ronald Hirsch.*

              Exhibit 4. Settlement Agreement and Mutual Releases by and among Ray W. Jenner, Stephen Seymour, Ronald A. Hirsch, Edgar Cruft, Geraldine Cruft, Leonard Lichter, Terrence Lang, Evelyn Lang, James Askew, Frank Waldron, National City Bank, N.A. and the Issuer, dated September 6, 2000.*

              Exhibit 5. Final Judgment of the United States District Court for the District of New Mexico, filed September 7, 2000 (Case No. CIV-00-911-DJS).*

------------------
*      Filed herewith.
**     Filed as an Exhibit to the Schedule 13D filed on May 18, 2000.

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2000                                  /s/ Stephen Seymour
                                                        ------------------------
                                                        Stephen Seymour

                                                        /s/ Ronald Hirsch
                                                        ------------------------
                                                        Ronald Hirsch

                                  SCHEDULE 13D

CUSIP NO.  655555100                                                PAGE 8 OF 28
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EXHIBIT 3

       JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the "Schedule 13D"), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of the undersigned. This Agreement may be signed by the undersigned in separate counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

Date: November 6, 2000                                  /s/ Stephen Seymour
                                                        ------------------------
                                                        Stephen Seymour

                                                        /s/ Ronald Hirsch
                                                        ------------------------
                                                        Ronald Hirsch

                                  SCHEDULE 13D

CUSIP NO.  655555100                                                PAGE 9 OF 28
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EXHIBIT 4

                    SETTLEMENT AGREEMENT AND MUTUAL RELEASES

         THIS Settlement Agreement and Mutual Releases ("Settlement Agreement") is entered into by Ray W. Jenner, Stephen Seymour and Ronald A. Hirsch as well as Edgar Cruft, Geraldine Cruft, Leonard Lichter, Spitzer & Feldman, P.C., Terrence Lang, Evelyn Lang, James Askew, Frank Waldron, Nord Resources Corporation and Nord Pacific Limited.

                                    RECITALS

         1. Ray W. Jenner ("Jenner") is a resident of the state of New Mexico and a shareholder of Nord Resources Corporation ("Nord").

         2. Stephen Seymour ("Seymour") is a resident of the state of Maryland and a shareholder of Nord.

         3. Ronald A. Hirsch ("Hirsch") is a resident of the state of New Mexico and a shareholder of Nord.

         4. Jenner, Seymour and Hirsch shall be referred to collectively as "Shareholders."

         5. Nord is a Delaware corporation with its principal place of business in Albuquerque, New Mexico. Nord Pacific Limited ("Nord Pacific") is an affiliate of Nord.

         6. Edgar Cruft and his wife, Geraldine Cruft (hereinafter referred to collectively as "Cruft"), are residents of the state of California. Edgar Cruft is Chairman of the Board of Directors of Nord and a beneficiary of a certain "rabbi trust" established by Nord to fund retirement benefits. Edgar Cruft is also a Director of Nord Pacific.

         7. Terrence Lang and his wife, Evelyn Lang (hereinafter referred to collectively as "Lang"), are residents of the state of Ohio. Terrence Lang is a Director of Nord and a beneficiary of a certain "rabbi trust" established by Nord to fund retirement benefits. Terrence Lang is also a Director of Nord Pacific.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 10 OF 28
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         8. Leonard Lichter ("Lichter") is a resident of the state of New York and a Director of Nord. Lichter is a member of Spitzer & Feldman, P.C. ("Spitzer & Feldman") which acted as legal counsel to Nord. Lichter is also a Director of Nord Pacific.

         9. James Askew ("Askew") is a resident of Australia and was a Director of Nord, having resigned as of April 1, 2000.

         10. Frank Waldron ("Waldron") is a resident of the state of South Carolina and was a Director of Nord, having resigned as of April 1, 2000.

         11. Edgar Cruft, Terrance Lang, Lichter, Askew and Waldron shall be referred to collectively as the "Individual Directors."

         12. A dispute has arisen among the Shareholders and Cruft, Lang, Lichter, Askew, Waldron and Nord relating to the management of Nord by the Individual Directors, which resulted in a derivative action filed in the First Judicial District Court, Santa Fe County, State of New Mexico, known as RAY W. JENNER, STEPHEN SEYMOUR AND RONALD HIRSCH V. EDGAR CRUFT, GERALDINE CRUFT, LEONARD LICHTER, TERRENCE LANG, EVELYN LANG, JAMES ASKEW, FRANK WALDRON, NATIONAL CITY BANK, N.A., AND NORD RESOURCES CORPORATION, Case No. D-0101-CV-2000-1096, which was removed by Nord to the United States District Court for the District of New Mexico, Case No. CIV-00911DJS (the "LAWSUIT").

         13. Although the Defendants to the LAWSUIT have yet to file responses, the parties now desire to fully and finally settle all claims associated with the LAWSUIT, all activities, occurrences or transactions related to the management of Nord and the legal services provided to Nord by Lichter and Spitzer & Feldman for the purpose of avoiding the costs and risks of litigation without any admission or concession of liability, fault or wrongdoing on the part of any party.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 11 OF 28
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                                    AGREEMENT

         In consideration of the mutual promises set forth in this Settlement Agreement and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree and promise as follows:

         14.      ADOPTION OF RECITALS

         The parties hereby adopt the recitals set out above in paragraphs 1 through and including 13 as if fully set forth herein.

         15.      RESIGNATIONS AND APPOINTMENT OF NEW DIRECTOR(S)

         As a material inducement to the Shareholders to enter into this Settlement Agreement and contemporaneous with the approval of this Settlement Agreement by the Court overseeing the LAWSUIT, Edgar Cruft, Terrence Lang and Lichter agree to resign as members of Nord's Board of Directors and Nord Pacific's Board of Directors, and the remaining Nord Director, Dr. Pierce Carson, shall appoint Ronald A. Hirsch and two others to Nord's Board of Directors. The failure by Nord to appoint the two others to Nord's Board of Directors shall in no way affect the appointment of Ronald A. Hirsch to Nord's Board of Directors. The resignations and the appointments shall be in a written form acceptable to Nord and the Shareholders and delivered to Patricia Salazar Ives in trust as counsel for Nord by Monday, August 7, 2000.

         16.      NORD EXPENSES AND SHAREHOLDER EXPENSES

         Upon approval of this Settlement Agreement by the Court overseeing the LAWSUIT, Nord shall no longer pay fees and expenses related to Edgar Cruft's activities for or on behalf of Nord, including the costs associated with the Los Olivos, California office. Also, upon approval of this Settlement Agreement by the Court overseeing the LAWSUIT, Nord agrees to reimburse the Plaintiffs to the LAWSUIT for their reasonable attorneys' fees and costs, including, but not limited to, the costs associated with the Schedule 13D filed with the Securities and Exchange Commission

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 12 OF 28
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("Schedule 13D") in an amount not to exceed $50,000.00. Nord further agrees to reimburse Nord and the Individual Directors for their reasonable attorneys' fees and costs in an amount not to exceed $50,000.00 upon approval of the Court overseeing the LAWSUIT, which shall be distributed first to Simons, Cuddy and Friedman, LLP; next to Stutzman & Bromberg, P.C.; and then only the remaining balance to Spitzer & Feldman, P.C. not to exceed the amount of its Statements pertaining to the LAWSUIT.

         17.      STOCK OPTIONS

         As a further material inducement to enter into this Settlement Agreement and upon approval of this Settlement Agreement by the Court overseeing the LAWSUIT, Cruft, Lang, Lichter, Askew and Waldron relinquish and cancel all their stock options in Nord and in Nord Pacific without payment or any other form of compensation and will undertake such other action in furtherance thereof as directed by or in a manner acceptable to Nord and to Nord Pacific.

         18.      RABBI TRUSTS

         In connection with the Nord Resources Corporation Trust Agreement for Key Executives as Restated July 7, 1995 ("Trust Agreement") and as Amended on December 1, 1995 ("Amended Trust Agreement") and any other retirement plans and the "Rabbi Trusts" established thereunder for the benefit of Cruft, Lang, Richard Steinberger and his wife, the parties hereto agree that this Settlement Agreement shall in no way change the obligations of Nord under the Trust Agreement or the Amended Trust Agreement or any other retirement plans and the "Rabbi Trusts," nor shall it cause the acceleration of any funding requirements as a result of the change in management described in paragraph 16 above, as well as any other Nord obligations pertaining to the retirement benefits for Cruft, Lang, Richard Steinberger and his wife, each of whom expressly waive any such obligations or requirements as evidenced by their execution of a waiver in the form attached hereto as Exhibit "A."

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 13 OF 28
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         19.      ORDER AND EFFECTIVE DATES OF PERFORMANCE

         Upon full execution of this Settlement Agreement, the parties to the LAWSUIT will jointly present this Settlement Agreement to the Court for approval and dismissal of the LAWSUIT with prejudice. The form of Order(s) to effectuate approval of the Settlement Agreement and dismissal of the LAWSUIT with prejudice shall be approved by the parties to the LAWSUIT prior to presentment. Contemporaneously with such approval and dismissal with prejudice by the Court, the resignations of Edgar Cruft, Lichter and Terrence Lang from Nord's Board of Directors and from Nord Pacific's Board of Directors shall become effective, the appointment of Hirsch to Nord's Board of Directors shall become effective and the stock options referred to in paragraph 17 above shall be relinquished, cancelled or otherwise disposed of consistent with Nord's directions. This Settlement Agreement shall only become effective upon the occurrence of each and every event described above in this paragraph.

         20.      MUTUAL RELEASES OF CLAIMS

         Upon the delivery of this Settlement Agreement with all required signatures, the approval of the Court overseeing the LAWSUIT, the appointment and resignations described in paragraph 15 above, the relinquishment and/or cancellation of the stock options described in paragraph 17 above, and the dismissal of the Complaint with prejudice, the parties contemporaneously mutually release all claims as set forth below in consideration of the settlement memorialized herein:

         a. Jenner, Seymour and Hirsch and Nord Pacific (hereinafter referred to collectively as "First Releasors" in this Release) waive, release, relinquish, and discharge Nord, the Individual Directors, Geraldine Cruft, Evelyn Lang and Spitzer & Feldman, as well as their representatives, agents, attorneys, employees, servants, directors, officers, subsidiaries, parents, successors and assigns (hereinafter referred to collectively as "First Releasees" in this Release) from all claims, counterclaims, cross-claims, and causes of actions which First Releasors and each of them have

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 14 OF 28
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asserted, or which First Releasors and each of them could have asserted against
First Releasees in the LAWSUIT, or in any other action which First Releasors and each of them could have brought against First Releasees based on First Releasees' conduct or activities prior to the effective date of this Settlement Agreement. In addition, First Releasors and each of them are hereby settling and fully extinguishing all claims existing or potential, known or unknown, which have been made, which could be made, or which might be made against First Releasees and/or each of them, and First Releasors and each of them do hereby forever release, acquit and discharge First Releasees of and from any and all manner of claims, actions, demands, rights, damages, costs, losses, expenses, compensation and liability whatsoever, which First Releasors and each of them may now have or which may hereafter accrue to them and/or each of them against First Releasees, including, but not limited to, the LAWSUIT and/or any activity and/or transaction and/or occurrence with or involving the First Releasors and each of them and/or the management of Nord and/or the legal services provided to Nord by Lichter and Spitzer & Feldman through the effective date of this Settlement Agreement.

         This Release, however, specifically excepts and does not release Nord from any direct claims that Jenner could individually assert on his behalf against Nord arising out of or pertaining to his employment with and/or his termination by Nord, nor does it release Nord from its obligations to reimburse Jenner, Seymour and Hirsch as set forth in paragraph 16 above. In addition, this Release specifically excepts and does not release any objections and/or defenses and/or claims Nord Pacific may or could assert arising out of or related to Lichter's and Spitzer & Feldman's unpaid or unbilled charges for legal services rendered on behalf of Nord Pacific unrelated to the LAWSUIT and/or the Schedule 13D.

         b. Nord, the Individual Directors, Geraldine Cruft, Evelyn Lang and Spitzer & Feldman (hereinafter referred to collectively as "Second Releasors" in this Release) waive, release, relinquish,

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 15 OF 28
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and discharge Jenner, Seymour, Hirsch and Nord Pacific as well as their representatives, agents, attorneys, employees, servants, successors and assigns (hereinafter referred to collectively as "Second Releasees" in this Release) from all claims, counterclaims, cross-claims, and causes of actions which Second Releasors and each of them have asserted, or which Second Releasors and each of them could have asserted against Second Releasees in the LAWSUIT, or in any other action which Second Releasors and each of them could have brought against Second Releasees based on Second Releasees' conduct or activities prior to the effective date of this Settlement Agreement. In addition, Second Releasors and each of them are hereby settling and fully extinguishing all claims existing or potential, known or unknown, which have been made, which could be made, or which might be made against Second Releasees and/or each of them, and Second Releasors and each of them do hereby forever release, acquit and discharge Second Releasees of and from any and all manner of claims, actions, demands, rights, damages, costs, losses, expenses, compensation and liability whatsoever, which Second Releasors and each of them may now have or which may hereafter accrue to each of them against Second Releasees, including, but not limited to, the LAWSUIT and/or the Schedule 13D and/or any activity and/or transaction and/or occurrence with or involving the Second Releasors and each of them. This release, however, specifically excepts and does not release Jenner from any claims or defenses that Nord could assert against Jenner arising out of or pertaining to his employment with and/or termination by Nord.

         c. Nord waives, releases, relinquishes, and discharges the Individual Directors, Geraldine Cruft, Evelyn Lang and Spitzer & Feldman as well as their representatives, agents, attorneys, employees, servants, directors, officers, subsidiaries, parents, successors and assigns (hereinafter referred to collectively as "Third Releasees" in this Release) from all claims, counterclaims, cross-claims, and causes of actions which Nord asserted or could have asserted against Third Releasees in the LAWSUIT, or in any other action which Nord could have brought

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 16 OF 28
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against Third Releasees based on Third Releasees' conduct or activities prior to the effective date of this Settlement Agreement. In addition, Nord is hereby settling and fully extinguishing all claims existing or potential, known or unknown, which have been made, which could be made, or which might be made against Third Releasees and/or each of them, and Nord does hereby forever release, acquit and discharge Third Releasees of and from any and all manner of claims, actions, demands, rights, damages, costs, losses, expenses, compensation and liability whatsoever, which Nord may now have or which may hereafter accrue to Nord against Third Releasees, including, but not limited to, the LAWSUIT and/or any activity and/or transaction and/or occurrence with or involving Nord and/or the management of Nord and/or the legal services provided to Nord by Lichter and Spitzer & Feldman through the effective date of this Settlement Agreement.

         This Release, however, specifically excepts and does not release any objections and/or defenses and/or claims that Nord may or could assert arising out of or related to Lichter's and Spitzer & Feldman's unpaid or unbilled charges for legal services rendered on behalf of Nord unrelated to the LAWSUIT and/or the Schedule 13D.

         d. The Individual Directors, Geraldine Cruft, Evelyn Lang and Spitzer & Feldman (hereinafter referred to collectively as "Fourth Releasors" in this Release) waive, release, relinquish and discharge Nord as well as its representatives, agents, attorneys, employees, servants, directors, officers, subsidiaries, parents, successors and assigns (hereinafter referred to collectively as "Fourth Releasees" in this Release) from all claims, counterclaims, cross-claims, and causes of actions which Fourth Releasors and each of them could have asserted against Fourth Releasees in the LAWSUIT, or in any other action which Fourth Releasors and each of them could have brought against Nord based on Nord's conduct or activities prior to the effective date of this Settlement Agreement. In addition, Fourth Releasors and each of them are hereby settling and fully extinguishing all claims existing or potential, known or unknown, which have been made, which could be made, or which

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 17 OF 28
--------------------------------------------------------------------------------


might be made against Nord, and Fourth Releasors and each of them do hereby forever release, acquit and discharge Nord of and from any and all manner of claims, actions, demands, rights, damages, costs, losses, expenses, compensation and liability whatsoever, which Fourth Releasors and each of them may now have or which may hereafter accrue to each of them against Nord, including, but not limited to, the LAWSUIT and/or any activity and/or transaction and/or occurrence with or involving Nord and the Fourth Releasors and each of them.

         This Release, however, specifically excepts and does not release Nord from its obligations to Cruft and Lang under the Trust Agreement, the Amended Trust Agreement and any other retirement plans and the Rabbi Trusts established thereunder, except as provided in Exhibit "A" hereto, or the obligation to pay reasonable attorneys' fees and expenses in connection with this LAWSUIT as set forth in paragraph 16 above or to pay Spitzer & Feldman's unpaid or unbilled reasonable charges to Nord and Nord Pacific for other legal services rendered on behalf of Nord and Nord Pacific.

         e. In connection with the Mutual Releases set forth in Paragraphs a, b, c and d above, the parties acknowledge that claims or facts in addition to or different from those which are now known or believed to exist may hereafter be discovered with respect to the LAWSUIT and/or the Schedule 13D and/or any activity and/or transaction and/or occurrence with or involving the parties hereto and/or each or any combination of them, including the management of Nord and legal services provided to Nord by Lichter and Spitzer & Feldman. However, it is the intention of the parties to fully and forever settle and release all claims against one another, including, but not limited to, those pertaining and/or related to the LAWSUIT and/or the Schedule 13D and/or claims arising out of or relating to any activity and/or transaction and/or occurrence with or involving the parties, and/or each or any combination of them, including the management of Nord and the legal services provided to Nord by Lichter and Spitzer & Feldman.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 18 OF 28
--------------------------------------------------------------------------------


         f. Nothing contained in Paragraphs a, b, c and d above shall be construed or interpreted as releasing, affecting, or in any way limiting future claims, which arise after the date of this Settlement Agreement and/or which concern the parties' rights and obligations under this Settlement Agreement.

         21.      REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

         In return for the promises in this Settlement Agreement as well as the other consideration identified herein, including, but not limited to, the appointment and resignations described in paragraph 15 above, Jenner, Seymour and Hirsch represent and warrant the following to Nord, Nord Pacific, Cruft, Lang, Lichter, Askew, Waldron and Spitzer & Feldman:

         a. that each is correctly described in this Settlement Agreement;

         b. that before executing this Settlement Agreement, each has become fully informed of the terms, contents, conditions and effect of this Settlement Agreement;

         c. that each is fully and duly authorized and legally competent to execute this Settlement Agreement;

         d. that no promise or representation of any kind has been made to each of them, or anyone acting on their behalf, except as is expressly stated in this Settlement Agreement;

         e. that each understands that this Settlement Agreement constitutes the entire Settlement Agreement among the parties, contains a full, final and complete release of the parties, and that the promises and obligations set forth in this Settlement Agreement are the only benefits each shall ever receive in connection with the matters set forth herein, including, but not limited to, the LAWSUIT and/or any activity and/or transaction and/or occurrence with or involving the parties hereto and/or the management of Nord by the Individual Directors and the legal services provided by Lichter and Spitzer & Feldman to Nord; and

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 19 OF 28
--------------------------------------------------------------------------------

         f. that before executing this Settlement Agreement, each has been advised by independent counsel with respect to the transactions governed by this Settlement Agreement as well as the terms of this Settlement Agreement.

         22. REPRESENTATIONS AND WARRANTIES OF NORD, NORD PACIFIC, CRUFT, LANG, LICHTER, ASKEW, WALDRON AND SPITZER & FELDMAN

         In return for the promises in this Settlement Agreement as well as the other consideration identified herein, including, but not limited to, the dismissal of the LAWSUIT with prejudice, Nord, Nord Pacific, Cruft, Lang, Lichter, Askew, Waldron and Spitzer & Feldman represent and warrant the following to Jenner, Seymour and Hirsch:

         a. that they are correctly described in this Settlement Agreement;

         b. that before executing this Settlement Agreement, they have become fully informed of the terms, contents, conditions and effect of this Settlement Agreement;

         c. that they are fully and duly authorized and legally competent to enter into and execute this Settlement Agreement;

         d. that no promise or representation of any kind has been made to either of them, or anyone acting on their behalf, except as is expressly stated in this Settlement Agreement;

         e. that each understands that this Settlement Agreement constitutes the entire agreement among the parties, contains a full, final and complete release of each party, and that the promises and obligations set forth in this Settlement Agreement are the only benefits each shall ever receive in connection with the matters set forth herein, including, but not limited to, the LAWSUIT and/or any activity and/or transaction and/or occurrence with or involving the parties hereto; and

         f. that before executing this Settlement Agreement, each has been advised by independent counsel with respect to the transactions governed by this Settlement Agreement as well as the terms of this Settlement Agreement.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 20 OF 28
--------------------------------------------------------------------------------

         23.      TERMINATION AND CANCELLATION

         All covenants, agreements, representations and warranties made herein by the parties, notwithstanding any investigation or lack thereof by the parties, shall be deemed to be material to the parties and to have been relied on by the parties and are intended to survive the termination or cancellation of this Settlement Agreement.

         24.      GOOD FAITH PERFORMANCE

         The parties shall act in good faith in performing and satisfying the terms and conditions of this Settlement Agreement.

         25.      GOVERNING LAW AND CONSTRUCTION

         This Settlement Agreement is deemed to be a contract governed by and enforceable under the laws of the State of New Mexico, and shall be construed and interpreted in accordance with the rules of interpretation and construction generally applicable to contracts in the State of New Mexico.

         26.      NOTICES

         Notices or other communications which any party desires or requires to give another party shall be given in writing, shall be deemed to have been given if hand delivered, if mailed by United States certified mail, prepaid, or delivered by Federal Express or a comparable courier to the parties at the addresses noted below, or at such other address a party may designate in writing:

Ronald M. Greenspan
c/o Law Offices of Ronald M. Greenspan, LLC
As Agents for Jenner, Seymour and Hirsch
142 Lincoln Avenue, Suite 400
Santa Fe, New Mexico 87501


Cassels Brock & Blackwell L.L.P.
As Agents for Nord Pacific Limited
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Canada M5H3C2
Attention: Cathy I. Mercer

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 21 OF 28
--------------------------------------------------------------------------------

Jay Vogelson
c/o Stutzman & Bromberg, P.C.
As Agents for Cruft, Lichter, Lang, Askew,
Waldron and  Spitzer & Feldman, P.C.
2323 Bryan Street, Suite 2200
Dallas, Texas 75201-2689

Patricia Salazar Ives
c/o Simons, Cuddy & Friedman, LLP
As Agents for Nord Resources Corporation
1701 Old Pecos Trail
Santa Fe, New Mexico 87505

         27.      BINDING EFFECT

         This Settlement Agreement shall be binding on and inure to the benefit of the parties as well as their representatives, attorneys, successors, assignees, agents, officers, directors and employees.

         28.      MODIFICATION AND HEADINGS

         This Settlement Agreement shall not be amended, modified, or terminated, nor shall any obligations hereunder be waived (expressly, by implication in fact, or by estoppel), except by written instrument signed by each of the parties to this Settlement Agreement. The headings used in this Settlement Agreement are for reference purposes only and shall not be deemed to limit, amplify or modify the text hereof.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 22 OF 28
--------------------------------------------------------------------------------

         29.      DEFAULT AND ENFORCEMENT OF AGREEMENTS

         In the event any party fails to perform and satisfy any of its obligations arising out of or related to this Settlement Agreement or in any way breaches the representations and warranties made herein, the non-defaulting party or parties shall be entitled to enforce such obligations or bring an action on the representations and warranties made herein in any court of competent jurisdiction in the State of New Mexico. The parties further agree that the prevailing party shall be entitled to recover costs and reasonable attorneys' fees in connection with such action or efforts to enforce such obligations.

         30.      INTEGRATION OF AGREEMENTS

         This Settlement Agreement supercedes and incorporates all representations, promises, statements and agreements, whether oral or written, made in connection with the subject matter of this Settlement Agreement and the negotiation thereof, and no such representations, promises, statements and agreements not written herein have been made or shall be binding and/or enforceable against any party.

         31.      EXECUTION OF DOCUMENTS

         In addition to the documents identified in paragraph 18 above, each party shall promptly execute and deliver to each other party such additional instruments, assignments, conveyances, and other documents and do such other and further acts as may be reasonably necessary or proper to effectuate the purpose and intent of this Settlement Agreement.

         32.      COUNTERPARTS

         This Settlement Agreement and the other attachments hereto may be executed in one or more counterparts, each of which shall be deemed as original but all of which together shall constitute one and the same instrument. The delivery of a facsimile signature contained in one or more counterparts

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 23 OF 28
--------------------------------------------------------------------------------

shall be deemed an original signature, with the understanding that the original signature pages will be exchanged immediately upon receipt.

         33.      SEVERABILITY

         Whenever possible, each provision of this Settlement Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Settlement Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Settlement Agreement.

         34.      PRESS RELEASE

         The parties agree that only Nord shall issue a Press Release regarding this settlement, the contents of which shall require approval by Seymour, Jenner and Hirsch as well as Lichter.

         35.      D & O COVERAGE

          Nord and Nord Pacific will purchase D & O liability insurance from an insurance carrier for the Individual Directors for each of the next six (6) years from the effective date of this Settlement Agreement.

         EXECUTED in multiple originals, each of equal dignity, on the dates noted below.


NORD RESOURCES CORPORATION               NORD PACIFIC LIMITED

By: /s/ W. Pierce Carson                 By: /s/ W. Pierce Carson
    ----------------------------             ----------------------------
W. Pierce Carson, President and          W. Pierce Carson, President and Chief
Chief Executive Officer                  Executive Officer
Date: September 6, 2000                  Date: September 6, 2000


SPITZER & FELDMAN, P.C.                  /s/ Edgar Cruft
                                         ----------------------------
By: /s/ Ronald J. Offenkrantz            Edgar Cruft
    ----------------------------         Date: August 10, 2000
Ronald J. Offenkrantz, Member
Date: August 22, 2000                    /s/ Geraldine Cruft
                                         ----------------------------
                                         Geraldine Cruft
                                         Date: August 10, 2000

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 24 OF 28
--------------------------------------------------------------------------------

/s/ Terrance Lang                                 /s/ Frank Waldron
----------------------------                      ----------------------------
Terrence Lang                                     Frank Waldron
Date: August 9, 2000                              Date: August 15, 2000

/s/ Evelyn Lang                                   /s/ Leonard Lichter
----------------------------                      ----------------------------
Evelyn Lang                                       Leonard Lichter
Date: August 9, 2000                              Date: August 22, 2000

/s/ James Askew                                   /s/ Stephen Seymour
----------------------------                      ----------------------------
James Askew                                       Stephen Seymour
Date: August 9, 2000                              Date: July 11, 2000

                                                  /s/ Ray W. Jenner
                                                  ----------------------------
                                                  Ray W. Jenner
                                                  Date: July 11, 2000

                                                  /s/ Ronald Hirsch
                                                  ----------------------------
                                                  Ronald A. Hirsch
                                                  Date: July 18, 2000

* Notary blocks omitted

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 25 OF 28
--------------------------------------------------------------------------------

EXHIBIT 5

                                 FINAL JUDGMENT

         THIS MATTER having come before the Court upon the Joint Motion to Approve Settlement Agreement and Mutual Release filed by Plaintiffs Ray W. Jenner, Stephen Seymour and Ronald Hirsch, and the Defendants, Edgar Cruft, Geraldine Cruft, Leonard Lichter, Terrence Lang, Evelyn Lang, James Askew, Frank Waldron, and Nord Resources Corporation (collectively "the Defendants"), pursuant to Rule 23.1, FED.R.CIV.P. The Court having considered the record and otherwise being fully advised, finds and orders as follows:

         1. On April 25, 2000, Plaintiffs filed a Verified Shareholders' Complaint for Breach of Fiduciary Duties, Misrepresentation and Unfair Trade Practices against the Defendants and National City Bank, N.A. ("NCB"). The case was filed as a shareholders derivative action by the Plaintiffs, individually and on behalf of Nord Resources Corporation ("Nord") on April 26, 2000. The Complaint alleged various causes of action against directors of Nord. The case was removed by Nord to the United States District Court for the District of New Mexico on June 23, 2000.

         2. On August 8, 2000, NCB filed a Motion to Dismiss for Lack of Personal Jurisdiction. Pursuant to extensions of time and pursuant to the Order Granting Motion to Stay All Proceedings with the Exception of Settlement Proceedings entered on August 11, 2000, none of the other Defendants have filed an answer to the Complaint.

         3. On August 9, 2000, the Plaintiffs and the Defendants (together "the Parties") filed a Joint Motion to Approve Settlement Agreement and Mutual Releases stating that the Parties had reached a full and complete resolution of the matter, the terms and conditions of which were set forth in the Agreement attached to the Motion as Exhibit A. The Parties tendered the Agreement for approval by the Court.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 26 OF 28
--------------------------------------------------------------------------------


         4. Attached as Exhibit C to the Joint Motion was the Affidavit of W. Pierce Carson ("Carson") the independent director of Nord, who also is its chief executive officer and is not a defendant in the case. Carson therein stated that he had reviewed the terms of the Agreement and is of the opinion that the Agreement is in the best interest of Nord. Carson further stated that in view of Nord's poor financial condition and its future prospects, it is his business judgment that the pursuit of litigation among the parties to the case is not in Nord's best interest, will unnecessarily drain resources needed to pursue business opportunities, and that the terms agreed upon will enable Nord to pursue new directions and opportunities that are available to it. In addition, Carson stated that Nord does not have the ability to pay its operating expenses on a going forward basis and is awaiting financing, which is conditioned upon resolution of this lawsuit and judicial approval of the settlement.

         5. The Parties requested in the Joint Motion that, due to the cost and time involved in a direct mailing, notice of the proposed compromise reflected in the terms of the Agreement be communicated to Nord's shareholders by the issuance of the Press Release attached to the Joint Motion as Exhibit B, which release was intended to give public notice without causing a burdensome expenditure of funds by Nord. Since Nord is a publicly hold company subject to the jurisdiction of the U.S. Securities and Exchange Commission, the Parties maintained that the proposed Press Release would be released in a manner expected to give adequate public notice of the proposed compromise without requiring Nord to incur the substantial cost of notifying all its shareholders individually. The Parties also expressed their belief that the proposed press release was the most effective way to give notice because many of Nord's shares are held by brokerage firms in street name and there was no assurance that the beneficial owners of those shares would actually and timely receive any other form of notice.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 27 OF 28
--------------------------------------------------------------------------------


         6. On August 9, 2000, the Court held a hearing on the Joint Motion. At the hearing, each of the Parties appeared through counsel, with the exception of defendants Askew and Waldron; however, Jay Vogelson, counsel for other Defendants, stated that he was authorized to advise that they agreed to the terms of the Settlement Agreement. The Parties proposed that the Notice be posted on Nord's website, faxed to Nord's shareholders and faxed to brokerage firms and various news media. Carson also appeared at the hearing and answered questions from the court regarding the proposed Press Release and Notice.

         8. On August 10, 2000, the Court issued the Order Authorizing Notice and Setting Hearing on Settlement Motion ordering that notice of the proposed Settlement Agreement and Mutual Releases be given to the shareholders of Nord by the immediate issuance of the Press Release and that a hearing be held on September 7, 2000 at 1:30 p.m., at which time the Court would consider the Joint Motion and written objections filed not later than five (5) days prior to the hearing.

         9. A hearing was held at the appointed time. Nord represented to the Court that the Press Release had been issued as ordered and that no one had responded to Nord that they had any objection to the proposed Settlement Agreement. No other person or entity appeared or otherwise notified Nord or the Court of any objection to the Settlement Agreement.

         10. The Settlement Agreement and Mutual Releases includes the following terms and conditions:

                  (a) The resignation of Edgar Cruft, Terence Lang and Leonard Lichter as members of Nord's Board of directors and Nord's subsidiary, Nord Pacific's Board of Directors;

                  (b) The appointment of Ronald A. Hirsch to Nord's Board of Directors;

                  (c) The appointment of two new members to Nord's Board of Directors;

                  (d) Payment of Plaintiff's legal fees, of an amount not to exceed $50,000.00, by Nord.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 28 OF 28
--------------------------------------------------------------------------------

                  (e) Payment of the director defendants and Nord's legal fees, of an amount not to exceed $50,000.00, by Nord.

                  (f) Members Cruft, Lang, Lichter, Askew and Waldron will relinquish and cancel all of their stock options in Nord and Nord Pacific;

                  (g) Dismissal of this lawsuit with prejudice;

                  (h) Execution of a document entitled "Settlement Agreement and Mutual Releases," by all parties with the exception of NCB;

         11. The Court finds that the Press Release was properly issued and that Notice of the proposed settlement was properly provided, and that there were no objections to the proposed settlement and dismissal of this lawsuit. The Court further finds that the Settlement Agreement and Mutual Releases is fair and equitable, and in the best interests of Nord and its shareholders.

         It is herewith ORDERED that the Settlement Agreement and Mutual Releases is approved and that the case is dismissed with prejudice and all costs of court to be paid by the party incurring the same.

Signed this 7th day of September, 2000,
                                                    /s/ Bruce Black
                                                    ---------------------------
                                                    Bruce Black
                                                    UNITED STATES DISTRICT JUDGE